[LETTERHEAD OF MCGUIREWOODS LLP]

April 19, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Rolaine Bancroft, Esquire

                  Susan Block, Esquire

CarMax Auto Funding LLC

Registration Statement on Form S-3

Filed March 10, 2006

File No. 333-132357

Ladies and Gentlemen:

This letter responds to the Commission’s comments on the Registration Statement on Form S-3 filed by CarMax Auto Funding LLC on March 10, 2006 (the “Registration Statement”). A marked copy of Amendment No. 1 to the Registration Statement filed today with the Commission accompanies this letter. The number of each response set forth below corresponds to the number assigned to each comment in the attached copy of the Commission’s comment letter (the “Comment Letter”).

Registration Statement on Form S-3

1. The registrant confirms that CarMax Auto Funding LLC, the depositor, and each issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving motor vehicle retail installment sale contracts. The CIK codes for each affiliate of CarMax Auto Funding LLC that has offered a class of asset-backed securities involving motor vehicle retail installment sale contracts are as follows:

CarMax Auto Receivables LLC (CIK 1086846)

CarMax Auto Owner Trust 2001-2 (CIK 1163505)

CarMax Auto Owner Trust 2002-1 (CIK 1175432)

CarMax Auto Owner Trust 2002-2 (CIK 1205061)

CarMax Auto Owner Trust 2003-1 (CIK 1232848)

CarMax Auto Owner Trust 2003-2 (CIK 1267626)

CarMax Auto Owner Trust 2004-1 (CIK 1288708)

CarMax Auto Owner Trust 2004-2 (CIK 1304467)

CarMax Auto Owner Trust 2005-1 (CIK 1322943)

CarMax Auto Owner Trust 2005-2 (CIK 1338089)

CarMax Auto Owner Trust 2005-3 (CIK 1346048)

April 19, 2006

Please note that Exchange Act reports with respect to CarMax Auto Owner Trust 1999-1 were filed under the related registrant, CarMax Auto Receivables LLC. Please also note that Exchange Act reports with respect to CarMax Auto Owner Trust 2001-1 were filed under Pooled Auto Securities Shelf LLC (CIK 1113167), an unaffiliated special purpose entity that serves as depositor with respect to an auto ABS program administered by Wachovia Securities.

2. The registrant confirms that all material terms to be included in the finalized agreements with respect to a transaction will be disclosed in the final Rule 424(b) prospectus with respect to such transaction. The finalized agreements with respect to a transaction will be filed via Form 8-K upon the closing of such transaction.

3. The registrant confirms that unqualified tax opinions will be filed at the time of each takedown. Please note that the legality opinion filed as Exhibit 5.1 to the Registration Statement is unqualified and covers each takedown.

4. The registrant confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown. The base prospectus has been revised to remove the catch-all phrases noted in the Comment Letter.

Prospectus Supplement

Summary of the Notes and the Transaction Structure

General

5. The registrant has revised the prospectus supplement as requested.

6. The registrant has revised the prospectus supplement as requested to indicate that such information will be provided as applicable.

Credit Enhancement

7. The registrant has revised the prospectus supplement as requested to indicate that such information will be provided as applicable.

Servicing and Servicer Compensation

8. The registrant has revised the prospectus supplement as requested.

The Sponsor

9. The registrant has revised the prospectus supplement as requested.

Static Pool Information

10. The registrant has revised the prospectus as requested.

April 19, 2006

Description of the Notes—Credit Enhancement

11. The registrant has revised the prospectus supplement as requested to indicate that such information will be provided as applicable.

12. The registrant has revised the prospectus supplement as requested to indicate that such information will be provided as applicable. The reference to currency swaps has been deleted.

Annex I

13. The registrant has revised the prospectus supplement as requested.

Base Prospectus

Important Notice About Information

14. The registrant has revised the prospectus supplement and prospectus as requested.

Credit or Cash Flow Enhancement

15. The registrant has revised the prospectus as requested.

The Depositor and Seller

16. The registrant has revised the prospectus as requested.

The Receivables

17. The registrant confirms that in no eventuality will the receivables have an index which is not an index of interest rates for debt, e.g. a commodities or stock index.

18. The registrant has revised the prospectus to indicate that, if subsequent receivables will be transferred to the trust during a prefunding period, the prospectus supplement will provide information about the selection criteria for such subsequent receivables, including any differences from the criteria used to select the receivables transferred to the trust on the closing date.

Use of Proceeds

19. Other purposes contemplated are as specified in the prospectus supplement under the heading “Use of Proceeds”.

20. The registrant confirms that, if expenses incurred in connection with the selection and acquisition of pool assets are payable from offering proceeds, disclosure of the amount included will be provided as required by Item 1107(j) of Regulation AB.

April 19, 2006

Floating Rate Notes

21. The registrant confirms that in no eventuality will floating rate notes have an index which is not an index of interest rates for debt, e.g. a commodities or stock index.

Credit and Cash Flow Enhancement

22. The registrant has revised the prospectus as requested.

23. The registrant has revised the prospectus as requested.

24. The registrant confirms that, in any case, a swap agreement will not be based on anything other than an index of interest rates for debt.

25. The registrant has revised the prospectus to delete the phrase indicating that credit support for the offered securities of one series may cover the offered securities of one or more other series. The registrant confirms that it does not intend to use any assets, cash flows from assets or credit enhancement included in one trust to act as credit enhancement for a separate trust.

Please call me at (804) 775-4387 or Dave Melson at (804) 775-1016 with any questions or when your review is complete.

Very truly yours,

/s/ Peter E. Kane
Peter E. Kane

Enclosures

cc:	Mr. Keith D. Browning

Mr. Thomas W. Reedy

Mr. Andrew J. McMonigle

David E. Melson, Esquire